Exhibit A

ADVISORS PREFERRED TRUST

CLASS A SHARES DISTRIBUTION PLAN

The Class A Shares Distribution Plan has been adopted with respect to the following Funds:

Fund	Date Adopted
The Gold Bullion Strategy Fund	May 28, 2014
Kensington Managed Income Fund	Feb. 19, 2019
Kensington Dynamic Growth Fund	Aug. 19, 2020